Filed Pursuant to Rule 433

Registration No. 333-221073

February 6, 2020

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,000,000,000 4.250% NOTES DUE MARCH 13, 2025

USD 2,000,000,000 5.250% NOTES DUE MARCH 13, 2030

ISSUER:	The Republic of Turkey

SECURITIES:	4.250% Notes due March 13, 2025	5.250% Notes due March 13, 2030

PRICING DATE:	February 6, 2020

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	B1 (Moody’s) / BB- (Fitch)	B1 (Moody’s) / BB- (Fitch)

ISSUE SIZE:	USD 2,000,000,000	USD 2,000,000,000

PRICE TO PUBLIC:	99.095%	98.457%

TOTAL FEES:	USD 1,400,000 (0.070%)	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 1,980,500,000	USD 1,967,740,000

YIELD TO MATURITY:	4.450% per annum	5.450% per annum

COUPON:	4.250% per annum, payable semi-annually on a 30/360 basis	5.250% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	March 13, 2025	March 13, 2030

SPREAD TO BENCHMARK US TREASURY:	298.5 bps	380.6 bps

BENCHMARK US TREASURY:	UST 1.375% due January 31, 2025	UST 1.750% due November 15, 2029

BENCHMARK US TREASURY YIELD:	1.465%	1.644%

DENOMINATIONS:	USD 200,000/USD 1,000	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	March 13 and September 13, beginning on September 13, 2020 (long first coupon)	March 13 and September 13, beginning on September 13, 2020 (long first coupon)

CUSIP / ISIN:	900123CX6 / US900123CX69	900123CY4 / US900123CX69

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD- MANAGERS/ BOOKRUNNERS:	Citigroup Global Markets Inc. Deutsche Bank AG, London branch J.P. Morgan Securities plc Société Générale

SETTLEMENT DATE:	Expected February 13, 2020 (T+5) through the book-entry facilities of The Depository Trust Company.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Citigroup Global Markets Inc. at +1-800-831-9146, Deutsche Bank AG, London Branch at +1-800-503-4611, J.P. Morgan Securities plc at +1-866-803-9204 or Société Générale at +1-855-881-2108.

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312520026695/d881720d424b5.htm

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